Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     The table below sets forth the calculation of Ratios of Earnings to Fixed Charges.

	DCP Midstream Partners, LP
	Year Ended December 31,
	2008	2007	2006	2005	2004
			(Millions)
Earnings from continuing operations before fixed charges
Pretax income (loss) from continuing operations before income or loss from equity method investments	$91.5	$(55.0)	$32.7	$47.4	$30.2
Fixed charges	33.6	27.0	12.6	1.5	0.1
Amortization of capitalized interest	0.1	—	—	—	—
Distributed income of equity method investments	34.3	38.9	25.9	25.7	13.4
Less:
Capitalized interest	(0.3)	(0.2)	(0.4)	—	—

Earnings from continuing operations before fixed charges	$159.2	$10.7	$70.8	$74.6	$43.7

Fixed charges
Interest expense, net of capitalized interest	$32.6	$26.0	$11.4	$0.8	$—
Capitalized interest	0.3	0.2	0.4	—	—
Estimate of interest within rental expense	0.5	0.6	0.7	0.7	0.1
Amortization of deferred loan costs	0.2	0.2	0.1	—	—

Total fixed charges	$33.6	$27.0	$12.6	$1.5	$0.1

Ratio of earnings to fixed charges	4.74	0.40	5.62	49.73	437.0

     For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations before income or loss from equity method investments, plus fixed charges, plus distributed income of equity method investments, less capitalized interest. Fixed charges consist of interest expensed, capitalized interest, amortization of deferred loan costs, and an estimate of the interest within rental expense.